Exhibit 99.1

Westport and Gas Technology Institute Awarded $900,000 to Advance Natural Gas Combustion Technology

VANCOUVER, Dec. 9, 2015 /CNW/ - Westport Innovations Inc. (TSX:WPT / Nasdaq:WPRT), engineering the world's most advanced natural gas engines and vehicles, announced today that, together with the Gas Technology Institute (GTI), it has been awarded US$900,000 towards a program to advance state-of-the-art natural gas combustion technology. The work will feature Westport's enhanced spark ignited (ESI) natural gas engine technology and demonstrate "High Frequency Corona Discharge Ignition" on an original equipment manufacturer (OEM) partner's engine. The engine has a displacement of between 1 and 1.5 liters per cylinder and is targeted at medium duty commercial vehicle applications.

"Westport ESI technology allows, for the first time, a spark-ignited natural gas engine to exceed the performance of a comparable state-of-the-art diesel engine," said Brad Douville, Vice President Business Development for Westport. "Next generation natural gas engines of this class will be smaller, lighter, lower cost and have even higher performance than modern diesel engines because we can exploit the advantages of natural gas as a high performance fuel with naturally lower emissions challenges. This new program builds on our ESI foundation by integrating corona discharge ignition technology, which opens a number of new opportunities for even higher engine performance, efficiency and reliability at lower maintenance costs than current spark ignition hardware. We would expect that, if this program is successful, Westport ESI systems integrating corona discharge technology could become commercially available in as soon as four years."

Of the total program funding, $750,000 is coming from the California Energy Commission (CEC) and $150,000 is being provided by the Southern California Gas Company (SoCalGas). Westport will contribute approximately $250,000 in additional funds for a total of $1.15 million.

"The CEC is committed to supporting the development of advanced transportation technologies that use alternative or renewable fuel sources," said Energy Commission Chair Robert Weisenmiller. "These solutions are essential components of the state's strategy to address local air quality issues and reduce greenhouse gas emissions."

"SoCalGas supports rapid commercialization of natural gas-powered vehicles as a key strategy to help California's South Coast basin attain clean air standards and greenhouse gas reduction commitments," said Rodger Schwecke, Vice President, Customer Solutions, SoCalGas. "Innovative technology that enables clean-burning natural gas engines, designed for medium-duty commercial trucks to out-perform the power delivery of diesel engines, will facilitate the rapid conversion of truck fleets to natural gas. This will reduce targeted pollutant emissions dramatically."

In addition to providing natural gas to its customers, SoCalGas is actively pursuing the newest and cleanest technologies to reduce greenhouse gas (GHG) and oxide of nitrogen (NOx) emissions. Supporting projects like this helps secure a cleaner environment for California's future.

Westport™ ESI Combustion Technology
Westport ESI Technology, for the first time, provides vehicle and engine original equipment manufacturers (OEMs) with a natural gas solution that exceeds the power and torque of the diesel engine upon which it is based. This allows for engine downsizing resulting in a smaller, lighter, more powerful, more fuel efficiency and lower emissions package. Using 100% dedicated natural gas as fuel, the technology optimizes the combustion system and thermal management of the engine by taking full advantage of the ultra-high octane performance fuel properties of natural gas. These design changes eliminate challenging features in today's natural gas engines enabling even better durability and reliability levels expected to meet an OEM's extensive engine development requirements. The Westport ESI combustion system is targeted at sub 10L engines for Class 6 and 7 truck applications and is also adaptable for sub 2L applications for use in automotive and non-automotive applications.

About Westport
Westport engineers the world's most advanced natural gas engines and vehicles. More than that, we are fundamentally changing the way the world travels the roads, rails and seas. We work with original equipment manufacturers (OEMs) worldwide from design through to production, creating products to meet the growing demand for vehicle technology that will reduce both emissions and fuel costs.  To learn more about our business, visit westport.com, subscribe to our RSS feed, or follow us on Twitter @WestportDotCom.

About the Gas Technology Institute (GTI)
GTI is a leading research, development and training organization that has been addressing the nation's energy and environmental challenges by developing technology-based solutions for consumers, industry, and government for nearly 75 years. Website: www.gastechnology.org @gastechnology

Note:  This document contains forward-looking statements.  Forward-looking information is typically identified by words such as "anticipate", "estimate", "expect", "forecast", "may", "will", "could", "plan", "intend", "should", "believe", "outlook", "project", "potential", "target" and similar words suggesting future events or future performance.  In particular, this press release contains forward-looking information which includes statements regarding the launch date and commercial availability of the Corona discharge technology, demand for our products, the future success of our business and technology strategies,  intentions of partners and potential customers, the performance and competitiveness of our products and expansion of product coverage and future market opportunities. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks and assumptions include risks and assumptions related to our pace of development,  revenue growth, operating results, industry and products, the general economy, conditions of and access to the capital and debt markets, governmental policies and regulation, technology innovations, fluctuations in foreign exchange rates, the availability and price of natural gas,  global government stimulus packages, the acceptance of and shift to natural gas vehicles in fleet markets,  the development of competing technologies as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position discussed in our most recent Annual Information Form and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements except as required by National Instrument 51-102.  The contents of any website, RSS feed or Twitter account referenced in this press release are not incorporated by reference herein

SOURCE Westport Innovations Inc.

%CIK: 0001370416

For further information: Investor Inquiries: Darren Seed, Vice President, Capital Markets & Communications, Westport, T: +1 604-718-2046, invest@westport.com; Media Inquiries: Heather Merry, Communications, Westport, T: +1 604-718-2011, media@westport.com

CO: Westport Innovations Inc.

CNW 08:00e 09-DEC-15